Exhibit 99.2

January 9, 2012

Mr. Marlis E. Smith, Jr.

Credo Petroleum Corporation

1801 Broadway, Suite 900

Denver, Colorado 80202

Dear Mr. Smith:

In accordance with your request, we have estimated the proved reserves and future revenue, as of October 31, 2011, to the Credo Petroleum Corporation (Credo) interest in certain oil and gas properties located in North Dakota. We completed our evaluation on or about December 14, 2011.  It is our understanding that the proved reserves estimated in this report constitute approximately 32 percent of all proved reserves owned by Credo.  The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  Definitions are presented immediately following this letter.  This report has been prepared for Credo’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Credo interest in these properties, as of October 31, 2011, to be:

	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	129.4	77.4	7,900.5	5,056.6
Proved Developed Non-Producing	45.0	27.1	2,516.2	1,562.2
Proved Undeveloped	1,006.5	742.4	32,160.9	10,547.3

Total Proved	1,180.9	846.8	42,577.6	17,166.1

Totals may not add because of rounding.

The oil reserves shown include crude oil only.  Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.  Currently, there are only gas sales for the Weisz 11-14-1H well because a gas market connection is not yet available for the other properties.  It is our understanding that gas sales will commence on November 1, 2012, for the PetroHunt 17D and Fort Berthold 3A wells.  For all other wells, gas sales for each well will commence on the later date of April 1, 2013, or three months after oil sales commence for that well.

The estimates shown in this report are for proved reserves.  As requested, probable and possible reserves that exist for these properties have not been included.  This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Gross revenue shown in this report is Credo’s share of the gross (100 percent)

revenue from the properties prior to any deductions.  Future net revenue is after deductions for Credo’s share of production taxes and ad valorem taxes, capital costs, abandonment costs, and operating expenses but before consideration of any income taxes.  The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money.  Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period November 2010 through October 2011.  For oil volumes, the average West Texas Intermediate posted price of $90.81 per barrel is adjusted for quality, transportation fees, and a regional price differential.  For gas volumes, the average Henry Hub spot price of $4.144 per MMBTU is adjusted for energy content and a regional price differential.  Because of limited gas sales revenue data, we have estimated an energy content of 1 MMBTU per MCF and a gas differential of $0.00 per MMBTU based on our knowledge of the area.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $86.50 per barrel of oil and $4.144 per MCF of gas.

Operating costs used in this report are based on operating expense records of Credo.  These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Since all properties are nonoperated, headquarters general and administrative overhead expenses of Credo are not included.  Future operating costs have been adjusted to reflect expected operational changes.

Capital costs used in this report were provided by Credo and are based on authorizations for expenditure and actual costs from recent activity.  Capital costs are included as required for new development wells and production equipment.  Based on our understanding of Credo’s future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable.  Abandonment costs used in this report are our estimates of the costs to abandon the wells and production facilities; these estimates do not include any salvage value for the lease and well equipment.  Capital costs and abandonment costs are held constant to the date of expenditure.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities.  We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Credo interest.  Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Credo receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, well test data, production data, historical price and cost information, and property ownership interests.  The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations.  A substantial portion of these reserves are for undeveloped locations; such reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics.    As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Credo, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate.  Supporting geoscience, performance, and work data are on file in our office.  The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed.  The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Alexander V. Karpov	By:	/s/ David E. Nice
	Alexander V. Karpov, P.E. 105042		David E. Nice, P.G. 346
	Petroleum Engineer		Vice President

Date Signed: January 9, 2012		Date Signed: January 9, 2012

AVK:MRL